January 7, 2010

Kevin Vaughn
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3030
Washington, DC 20549

Re:	White Electronic Designs Corporation Item 4.01 Form 8-K Filed December 30, 2009 File No. 001-04817

Dear Mr. Vaughn

We submit this letter in response to comments from your staff of the Securities and Exchange Commission (the “Staff”), received by letter dated December 31, 2009 relating to White Electronic Designs Corporation’s Form 8-K filed on December 30, 2009 (File No. 001-04817).

We appreciate that your review is intended to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

Set forth below are the Staff’s comments followed by our response, which is numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 8-K filed December 30, 2009

Item 4.01. Changes in Registrant’s Certifying Accountant

Comment:

1.	Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements through the date resignation. See Item 304(a)(1)(iv) of Regulation S-K. Also include as an exhibit a letter from your former auditors addressing the revised disclosures. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Response:

As set forth below, we have revised the second paragraph of Item 4.01 of the Form 8-K to specify the interim period as from the date of the last audited financial statement through the date of resignation. We have attached hereto a letter from Grant Thornton dated January 5, 2010, which addresses the revised disclosures and which will be filed as Exhibit 16.1 to the Form 8-K/A we intend to file. We have also attached the full Form 8-K/A which will be filed with the Securities and Exchange Commission.

Grant Thornton audited the Company’s consolidated financial statements for the two most recent fiscal years ended September 30, 2009 and September 27, 2008. During Grant Thornton’s engagement by the Company for the Company’s two most recent fiscal years and the subsequent interim period through December 29, 2009:

1

•	Grant Thornton’s audit reports on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended September 30, 2009 and September 27, 2008, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles; and

•	The Company did not have any disagreements (as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make a reference to the subject matter of the disagreements in connection with its reports.

•	There were no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.

Closing

Furthermore, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the staff’s comments. Please contact Roger Derse or Leslie Striedel at (602) 437-1520 with any questions you may have regarding the foregoing.

Sincerely,

Roger A. Derse
Vice President and Chief Financial Officer

Attachment

Cc:	Eric Atallah, Division of Corporation Finance Gerald R. Dinkel, Chief Executive Officer Leslie S. Striedel, Director Financial Reporting and Compliance

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2009

WHITE ELECTRONIC DESIGNS CORPORATION
 (Exact name of registrant as specified in its charter)

Indiana	1-4817	35-0905052
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3601 E. University Drive, Phoenix, Arizona	85034
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (602) 437-1520

Not applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note: This amendment hereby amends the Current Report on Form 8-K filed on December 30, 2009 (the “Initial Form 8-K”) by White Electronic Designs Corporation (the “Company”) (i) by providing information not available at the time of filing of the Initial Form 8-K and (ii) by including additional information as a result of a comment letter dated December 31, 2009 from the Securities and Exchange Commission.

Item 4.01 Changes In Registrant’s Certifying Accountant.

Previous Independent Registered Public Accounting Firm

On December 23, 2009, the Audit Committee (the “Audit Committee”) of the Board of Directors of White Electronic Designs Corporation (the “Company”) approved a decision that the Company would not be renewing its engagement of Grant Thornton LLP (“Grant Thornton”) for the audit of the Company’s consolidated financial statements for the fiscal year ending September 30, 2010 and the Company officially notified Grant Thornton of their dismissal on December 29, 2009.

Grant Thornton audited the Company’s consolidated financial statements for the two most recent fiscal years ended September 30, 2009 and September 27, 2008. During Grant Thornton’s engagement by the Company for the Company’s two most recent fiscal years and the subsequent interim period through December 29, 2009:

•	Grant Thornton’s audit reports on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended September 30, 2009 and September 27, 2008, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles; and

•	The Company did not have any disagreements (as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make a reference to the subject matter of the disagreements in connection with its reports.

•	There were no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Grant Thornton with a copy of the disclosure contained in this Current Report on Form 8-K/A prior to the date of filing and requested that Grant Thornton furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements by the Company herein and, if not, stating the respects in which it does not agree. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 8-K/A.

New Independent Registered Public Accounting Firm

KPMG LLP (“KPMG”) has been selected and appointed by the Audit Committee to replace Grant Thornton as the new independent registered public accounting firm for the Company. The appointment of KPMG was effective as of December 29, 2009. This appointment was subject to KPMG successfully completing its client acceptance procedures. On January 6, 2010, the Company was notified by KPMG that its client acceptance procedures had been successfully completed.

In deciding to select KPMG, the Audit Committee reviewed auditor independence issues and existing commercial relationships with KPMG and concluded that KPMG has no commercial relationship with the Company that would impair its independence. The Company did not engage KPMG in any prior consultations during the Company’s fiscal years ended September 30, 2009 and September 27, 2008 or the subsequent period through the date of the filing of this current report on Form 8-K/A regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304 (a)(1)(v) of Regulation S-K).

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibits:

16.1 Letter from Grant Thornton LLP dated January 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITE ELECTRONIC DESIGNS CORPORATION

Date: January 7, 2010	By: /s/ Roger A. Derse
Roger A. Derse
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Grant Thornton LLP dated January 5, 2010

Exhibit 16.1

Audit • Tax • Advisory

Grant Thornton LLP
2398 E Camelback Road, Suite 600
Phoenix, AZ 85016-9004

T 602.474.3400
F 602.474.3421
www.GrantThornton.com

January 5, 2010

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: White Electronic Designs Corporation
File No. 001-04817

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K/A of White Electronic Designs Corporation and agree with the statements concerning our Firm contained therein.

Very truly yours,

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd